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                                                                    EXHIBIT 99.1

 CERTIFICATE OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



I, Azim H. Premji, certify, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Wipro Limited on Form 6-K for the quarterly period ended September 30, 2002 fully compiles with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Wipro Limited.

Dated: November 12, 2002


                                By: /s/ Azim H. Premji
                                    _______________________________________
                                    Azim H. Premji, Chief Executive Officer



I, Suresh C. Senapaty, certify, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Wipro Limited on Form 6-K for the quarterly period ended September 30, 2002 fully compiles with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Wipro Limited.

Dated: November 12, 2002


                                By: /s/ Suresh C. Senapaty
                                    ___________________________________________
                                    Suresh C. Senapaty, Chief Financial Officer